UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 001-33113

eFuture Information Technology Inc.
(Translation of registrant’s name into English)

No. 10 Building
BUT Software Park
No. 1 Disheng North Street
BDA, Yizhuang District
Beijing 100176, People’s Republic of China
86-10-51650988
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

1.
Effective April 1, 2008, the Board of Directors of eFuture Information Technology, Inc., a Cayman Islands limited company (“eFuture”), appointed Ms. Juan Wen as eFuture’s corporate secretary. Ms. Wen replaced Mr. Junfeng Li as secretary. Mr. Li will continue to serve eFuture’s Chinese operating subsidiary.

2.
On March 25, 2008, the Board of Directors of eFuture appointed Mr. Deliang Tong, effective as of July 1, 2008, as its Chief Operating Officer in charge of business strategy planning and new business development.

3.
Effective April 1, 2008, the Board of Directors of eFuture appointed Dr. Tingchao Zhao as Vice President and Chief Strategy officer in charge of company business vision, strategy, planning, industry integration, mergers and acquisitions and B2B and B2C business development.

4.
Effective April 1, 2008, the Board of Directors of eFuture appointed Mr. Hongjun Zou as Senior Vice President and Chief Innovation Officer in charge of innovation business, business partner development, joint ventures and management of acquired businesses.

5.	Effective April 1, 2008, the Board of Directors of eFuture removed Mr. Kefu Zhou from his position as Chief Architecture Officer. Mr. Zhou continues to serve eFuture’s Chinese operating subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eFUTURE INFORMATION TECHNOLOGY INC. (Registrant)

Date: April 23, 2008	By:	/s/ Adam Yan
Adam Yan

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